EXHIBIT 23.2


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our Report of Independent Registered Public Accounting Firm dated June 9, 2008, covering the related consolidated balance sheets of Strasbaugh as of December 31, 2007 and 2006, and the related statements of operations, redeemable convertible preferred stock and shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2007, included in this Registration Statement and related Prospectus on Form S-1/A (Registration No. 333-144787) of Strasbaugh and subsidiary to be filed on approximately October 1, 2008 registering 786,653 shares of common stock held by selling security holders. We also consent to the reference to us under the heading "Experts" in such Registration Statement and related Prospectus.


/s/ WINDES & MCCLAUGHRY
Irvine, California
October 1, 2008